Exhibit (d)(16)(i)

April 13, 2009

Mr. Christopher Reece
Turner Investment Partners, Inc.
1205 Westlakes Drive
Berwyn, PA 19312

Dear Chris:

This Letter Agreement will serve to modify the terms of our Investment Manager Agreement dated February 28, 2008.  Due to the current market environment, you have agreed to temporarily lower the investment management fee that CCM Advisors (CCMA) pays to you for your services to the AHA Diversified Equity Fund, series of the CNI Charter Funds (the “Fund”).

Effective as of April 1, 2009, CCMA pay Turner at an annual rate of 0.25% (25 basis points) of the average daily net assets of the portion of the fund’s assets managed by Turner.  This fee will remain in effect through the earlier of December 31, 2009 or until such time that the Diversified Equity Fund’s assets under management exceed $80 million for 30 consecutive days.

If the Fund’s assets have not reached $80 million prior to the end of the year, I will contact you to discuss Turner’s sub-advisory rate.  Barring any written agreement to the contrary, Turner’s sub-advisory fees with respect to the Fund will revert to the level stated in the current Agreement beginning January 1, 2010.

Please sign a copy of this letter and return it to me to indicate your acceptance of this temporary modification.

I appreciate your willingness work with us on this matter.  It is our hope that the reduced fees that you are receiving will allow us to devote additional resources to marketing the Fund.  This in turn will provide a benefit to you, to us and, most importantly, to the Fund’s shareholders.

Yours truly,

/s/ Timothy G. Solberg
Timothy G. Solberg
Chief Investment Officer and Managing Director

Accepted:
TURNER INVESTMENT PARTNERS, INC.

/s/ Brian F. McNally
By: Brian F. McNally
Title:  General Counsel & CCO

CCM ADVISORS, LLC
190 SOUTH LASALLE ST. SUITE 2800
CHICAGO, ILLINOIS  60603
FAX 312-444-6205   PHONE 312-444-6200
TOLL FREE 800-357-4675
EMAIL CCMADVISORS.ORG